99¢ Only Stores
4000 Union Pacific Avenue
City of Commerce, California  90023

January 31, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	99¢ Only Stores; File No. 1-11735

Dear Mr. Owings:

Following up on a conversation our outside counsel had yesterday with Senior Staff Attorney James Lopez, we hereby request an extension of time to deliver our response to the Staff’s January 22, 2008 comment letter until February 29, 2008.  99¢ Only Stores (the “Company”) is in the process of completing its Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, and this Form 10-Q completion process involves many of the same Company employees who would be most involved in responding to the Staff’s comment letter.   We therefore request additional time to prepare our response.

Thank you for your consideration of this request.

Sincerely,

/s/ Rob Kautz

Rob Kautz
Chief Financial Officer